UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)*

UNDER THE SECURITIES ACT OF 1934

China Tel Group, Inc.

(Name of Issuer)

 Class A Common Stock

(Title of Class of Securities)

(CUSIP Number)

 Trust F/968, Manuel Avila Camacho No 40, Piso 17, Lomas de Chapultepec, Mexico DF 11000, (619) 515-3221

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

 January 22, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
Trust F/968

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Mexico

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Less than 5% (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 5% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

 ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on September 23, 2009 with the Securities and Exchange Commission by the Reporting Person (as defined in the Schedule 13D), with respect to the Class A Common Stock (the “Common Stock”) of China Tel Group, Inc. (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The first paragraph of Item 5 in the Schedule 13D is hereby deleted and replaced as follows:

(a) & (b) The Reporting Person, a revocable trust, owns 8,208,703, or approximately 4.8% of the Common Stock of the Issuer.  The Reporting Person is the beneficial owner of all 8,208,703 shares of Common Stock of the Issuer, or approximately 4.8% of the issued and outstanding shares of Common Stock of the Issuer, based upon 170,863,298 shares of Common Stock issued and outstanding as of November 9, 2009 as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2009.  Among the Reporting Person there is a shared power to vote or dispose of any of the Reporting Person’s shares.

The second paragraph of Item 5 in the Schedule 13D is hereby deleted and replaced as follows:

(c)  The reported share amounts for the Reporting Person reflect amounts as of January 29, 2010.  The Reporting Person effected the following transactions relating to the Common Stock during the past 60 days:

The Reporting Person sold 200,000 shares of Common Stock in the open market on December 17, 2009 at an average price of $0.83 per share.

The Reporting Person sold 100,000 shares of Common Stock in the open market on December 21, 2009 at an average price of $0.90 per share.

The Reporting Person sold 20,000 shares of Common Stock in the open market on December 22, 2009 at a price of $0.90 per share.

The Reporting Person sold 100,000 shares of Common Stock in the open market on December 28, 2009 at an average price of $1.07 per share.

The Reporting Person sold 57,500 shares of Common Stock in the open market on December 29, 2009 at an average price of $1.43 per share.

The Reporting Person sold 42,500 shares of Common Stock in the open market on December 30, 2009 at a price of $1.45 per share.

The Reporting Person sold 480,000 shares of Common Stock in the open market on January 6, 2010 at an average price of $1.70 per share.

The Reporting Person sold 334,435 shares of Common Stock in the open market on January 7, 2010 at an average price of $1.91 per share.

The Reporting Person sold 100,000 shares of Common Stock in the open market on January 12, 2010 at an average price of $1.48 per share.

The Reporting Person sold 100,000 shares of Common Stock in the open market on January 13, 2010 at an average price of $1.50 per share.

The Reporting Person sold 40,000 shares of Common Stock in the open market on January 14, 2010 at an average price of $1.65 per share.

The Reporting Person sold 1,700 shares of Common Stock in the open market on January 15, 2010 at a price of $1.69 per share.

The Reporting Person sold 135,020 shares of Common Stock in the open market on January 20, 2010 at an average price of $1.40 per share.

The Reporting Person sold 200,000 shares of Common Stock in the open market on January 21, 2010 at an average price of $1.45 per share.

The Reporting Person sold 100,000 shares of Common Stock in the open market on January 22, 2010 at an average price of $1.58 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/4/2010
Date

 /s/ Monica Mijangos Montalban
Signature

Trustee Delegate
Name/Title